ING Global Strategic Income Fund

7337 E. Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

March 7, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

RE:	ING GLOBAL STRATEGIC INCOME FUND

Request to Withdraw Registration Statement on Form N-2

(Registration No. 333-180351) originally filed March 26, 2012

Ladies and Gentlemen:

We hereby request withdrawal of the Registration Statement on Form N-2, including all exhibits thereto (the “Registration Statement”), of ING Global Strategic Income Fund (the “Fund”) pursuant to Rule 477 under the Securities Act of 1933, as amended. The Registration Statement was originally filed on March 26, 2012 and has never been declared effective. The Board of Trustees of the Fund has determined not to commence operations of the Fund, and therefore to abandon the registration of the Fund. The Fund never commenced a public offering of its shares and has no shareholders.

The Fund intends to deregister under the Investment Company Act of 1940, as amended, by filing for an order declaring that the Fund has ceased to be an investment company on Form N-8F as soon as practicable.

Please provide the Fund with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Fund is [], Attn: Huey P. Falgout, Jr. Pursuant to paragraph (b) of Rule 477 of the Act, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified with 15 calendar days of the filing of this letter.

Any questions or comments regarding this filing should be directed to the undersigned at (480) 477-2666.

Sincerely,

ING GLOBAL STRATEGIC INCOME FUND

By:	/s/Huey P. Falgout, Jr
Huey P. Falgout, Jr.
Secretary